Niska Gas Storage

January 26, 2011

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Registration Statement on Form S-4
Initially Filed December 1, 2010 and Amended on January 13, 2011
File No. 333-170991

Dear Mr. Owings:

This letter (“Supplemental Letter No. 2”) supplements the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, and Niska Gas Storage Canada Finance Corp (the “Issuers,” and together with Niska Gas Storage Partners LLC and the additional registrant guarantors listed therein, the “Registrants”), relating to the registration of 800,000 units (the “New Units”), each consisting of $218.75 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage US, LLC and Niska Gas Storage US Finance Corp., and $781.25 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage Canada ULC and Niska Gas Storage Canada Finance Corp. in connection with the offering (“Exchange Offer”) to exchange such New Units for 800,000 units representing a like aggregate principal amount of 8.875% Senior Notes Due 2018 of the Issuers (such units, the “Old Units”).  This Supplemental Letter No. 2 is being filed with the Securities and Exchange Commission (the “Commission”) to revise Supplemental Letter No. 1, which was filed with the Commission on January 13, 2011.  This Supplemental Letter No. 2 amends and restates in its entirety Supplemental Letter No. 1.  In connection with the Registration Statement, the undersigned hereby confirm and represent that:

1.                                       The Registrants are registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.                                       The Registrants have not entered into any arrangement or understanding with any person to distribute the New Units to be received in the Exchange Offer, and, to the best of their knowledge and belief, each person participating in the Exchange Offer will be acquiring the New Units in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the New Units.

3.                                       The Registrants will make each person participating in the Exchange Offer, by means of the Exchange Offer prospectus or otherwise, aware that if such person participating in the Exchange Offer for the purpose of distributing the New Units, such person (i) can not

Niska Gas Storage Partners • Suite 400, 607 8th Avenue S.W., Calgary, AB T2P 0A7 • Tel: (403) 513-8600 • www.niskapartners.com rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

4.                                       The Registrants acknowledge that a secondary resale transaction as described directly above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

5.                                       The Registrants will make each person participating in the Exchange Offer, by means of the Exchange Offer prospectus or otherwise, aware that any broker-dealer who holds Old Units acquired for its own account as a result of market-making activities or other trading activities, and who receives New Units in exchange for such Old Units pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such New Units, must deliver a prospectus meeting the requirements of the Securities Act, which may be the Exchange Offer prospectus so long as it contains a plan of distribution with respect to such resale transactions.  Such plan of distribution need not name the broker-dealer or disclose the amount of New Units held by the broker-dealer.

6.                                       The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•                  If the exchange offeree is a broker-dealer holding Old Units acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Units received in respect of such Old Units pursuant to the Exchange Offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter within the meaning of the Securities Act; and

•      If the exchange offeree is a broker-dealer participating in the Exchange Offer with respect to Old Units acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with the Registrants or affiliates of the Registrants to distribute the New Units.

7.                                       Pursuant to Rule 14(e)-1(a) of the Securities and Exchange Act of 1934, the Exchange Offer will remain open until midnight on the twentieth business day following the commencement of the Exchange Offer.  The dates of commencement and expiration of the Exchange Offer will be included in the final prospectus disseminated to the holders of the Old Units pursuant to the applicable provisions of Rule 424 of the Securities Act.

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Please direct any questions that you have with respect to the foregoing to the undersigned or Ramey Layne at Vinson & Elkins L.L.P. at (212) 237-0135.

Very truly yours,

NISKA GAS STORAGE PARTNERS LLC

By:	/s/ David F. Pope
David F. Pope
Chief Executive Officer

NISKA GAS STORAGE US, LLC

By:	/s/ David F. Pope
David F. Pope
President

NISKA GAS STORAGE US FINANCE CORP.

By:	/s/ David F. Pope
David F. Pope
Chief Executive Offficer

NISKA GAS STORAGE CANADA ULC

By:	/s/ David F. Pope
David F. Pope
President

Signature Page Supplemental Letter No. 2 to SEC

NISKA GAS STORAGE CANADA FINANCE CORP.

By:	/s/ David F. Pope
David F. Pope
President

cc:                                 Ronald A. Alper

Lillyanna Peyser

Jason A. Dubchak

Signature Page Supplemental Letter No. 2 to SEC